Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended March 31, 2023

(Expressed in US Dollars)

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Date of Report: May 5, 2023

This management’s discussion and analysis (this “MD&A”) for New Pacific Metals Corp. and its subsidiaries (collectively, “New Pacific” or the “Company”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended March 31, 2023 and the related notes contained therein. In addition, this MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended June 30, 2022 (the “Audited Financial Statements”), the related management’s discussion and analysis, and the Company’s annual information form for the financial year ended June 30, 2022 dated September 28, 2022 (the “AIF”) (available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com). The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s significant accounting policies are set out in Note 2 of the Audited Financial Statements. All dollar amounts are expressed in United States dollars (“USD”) unless otherwise stated. Certain amounts shown in this MD&A may not add up exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 5, 2023.

BUSINESS OVERVIEW AND STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company’s precious metal projects include the flagship Silver Sand project (the “Silver Sand Project”), the Carangas project (the “Carangas Project”) and the Silverstrike project (the “Silverstrike Project”). With experienced management and sufficient technical and financial resources, management believes the Company is well positioned to create shareholder value through exploration and resource development.

The Company is publicly listed on the Toronto Stock Exchange under the symbol “NUAG” and on the NYSE American stock exchange under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

FISCAL 2023 Q3 HIGHLIGHTS

▪	The Company filed its independent preliminary economic assessment (the “PEA”) of the Silver Sand Project on February 16, 2023. The PEA shows a post-tax net present value (“NPV”) (at a 5% discount rate) of $726 million with an internal return rate (“IRR”) of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life. Please see “Cautionary Note Regarding Results of Preliminary Economic Assessment”

▪	The Company completed the 2022 drill program at the Carangas Silver Gold Project for a total of 50,368 meters (“m”). To date, assay results of all 115 drill holes drilled in 2022 have been received and released. The assay results continue to indicate that a thick zone of gold mineralization occurs beneath a shallow silver horizon measuring approximately 1,000 m long, 800 m wide, and up to 200 m thick. The 2022 drill results also indicate the gold system is open to the north and north-east directions with these targets being drill tested as part of the Company’s 2023 drill program. Please see “Carangas Project”.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

▪	The Company completed the 2023 drill program at the Carangas Project for a total of 17,650 m in 39 drill holes pending assay results. The results from the 2023 drill program, together with the results from 2021 and 2022 drill programs, will be used for an inaugural mineral resource estimate (“MRE”) to be completed later in 2023.

▪	Received results of an expanded 3D Bipole-Dipole IP-MT program completed in January 2023 at the Carangas Project. The results show multiple chargeability anomalies outside the current area of drilling. These new chargeability anomalies display a similar geophysical signature to those of the known silver-gold system and will be drill tested in future drilling campaigns.

▪	The Company strengthened the management team by appointing Mr. Andrew Williams as President of the Company.

PROJECTs overvieW

Bolivian Licence Tenure

A summary of Bolivian mining laws with respect to the Administrative Mining Contract (“AMC”) and exploration license is presented below.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Autoridad Jurisdictional Administrativa Minera (“AJAM”). Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license. Tenure held under the previous legislation was converted to Autorización Transitoria Especiales (“ATEs”) which are required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading. AMCs have a fixed term of 30 years and can be extended for an additional 30 years if certain conditions are met. Each AMC requires ongoing work and the submission of plans to AJAM.

Exploration licenses allow exploration activities only and must be converted to AMCs to conduct exploitation and development activities. Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC. In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract (“MPC”) with COMIBOL.

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 m above sea level, 35 kilometres (“km”) northeast of Potosí City, the department capital.

The Silver Sand Project is comprised of two claim blocks, the Silver Sand south and north blocks, which covers a total area of 5.42 km2. The Silver Sand south block, covering an area of 3.17 km2 hosts the Silver Sand deposit. On August 12, 2021, the Company announced the receipt of an AMC for the Silver Sand south block from AJAM. The AMC establishes a clear title to the Company’s Silver Sand south block. The Silver Sand north block covers an area of 2.25 km2 and was previously comprised of three ATEs (Jisas, Jardan and El Bronce). On February 12, 2023, the Company successfully converted these three ATEs to two AMCs (JisasJardan and El Bronce) with AJAM.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Since acquiring the Silver Sand Project in 2017, the Company has carried out extensive exploration and resource definition drill programs. On November 28, 2022, the Company released the MRE. Based on the MRE, the Silver Sand Project has an estimated measured and indicated mineral resource of 201.77 million ounces (“oz”) of silver at head grade of 116 g/t and an estimated inferred mineral resource of 12.95 million oz of silver at 88 g/t. For further details, please refer to the Company’s news release dated November 28, 2022.

In 2021, the Company completed a drill program of 13,313.7 m in 55 holes. The 2021 drill program comprised structure orientation drilling, step-out and infill drilling as well as exploration drilling. Assay results of all drill holes have been received. Detailed structural logging and assays of the oriented drill cores confirmed previous understanding of the orientation of mineralized structures and resource model which are dominantly striking in the direction of north and northwest and dipping in the direction of west at high angles which are also evidenced at surface outcrops and historical underground workings. Step-out drilling was carried out mainly outside of the major mineralized trends with results indicating the existence of multiple smaller satellite mineralized zones between the major mineralized trends. For details of the 2021 drill program, please refer to the Company’s news release dated April 6, 2022.

In 2022, the Company conducted a resource infill drilling and step-out drilling program at the Silver Sand south block and completed 19,323 m in 86 drill holes. Assay results for all drill holes have been received. The resource infill drilling aimed to improve the confidence in the continuity of mineralization in the core area of the Silver Sand Project and upgrade resources, while the step-out drilling was designed to test the extension of the mineralized zones up and down dip as well as on strike. The infill and step-out drilling results were included in the MRE update and incorporated into the PEA. For details on the 2022 drill program, please refer to the Company’s news releases dated September 19, 2022, May 31, 2022, and April 6, 2022.

On February 16, 2023, the Company filed its independent PEA technical report for its Silver Sand Project. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and New Fields Canada Mining & Environment ULC (tailings, water and water management). The PEA is based on the MRE, which was reported on November 28, 2022. Highlights from the PEA, with a base case silver price of $22.50/oz are as follows:

▪	pre-tax NPV (5%) of $1.1 billion with an IRR of 52%, and a post-tax NPV (5%) of $726 million with an IRR of 39%;

▪	using a +/- 20% sensitivity analysis for silver price, a post-tax NPV (5%) of $1,054 million with an IRR of 50% at $27/oz silver, or a post-tax NPV (5%) of $398 million with an IRR of 26% at $18/oz silver;

▪	14-year mine life producing approximately 171 million ounces payable silver metal;

▪	initial capital cost of $308 million, which includes $52 million in contingency cost;

▪	life-of-mine (“LOM”) total sustaining capital cost of $20 million;

▪	average LOM operating cash cost of $8.45/oz and total all-in sustaining cost of $10.42/oz silver; and

▪	annual payable metal production exceeds 15 million ounces of silver in years one through four, with LOM average annual payable metal production exceeding 12 million ounces of silver.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Please see “Cautionary Note Regarding Results of Preliminary Economic Assessment”. For more details on the PEA, please refer to the Company’s news release dated February 16, 2023 and January 9, 2023.

Project Expenditures

For the three and nine months ended March 31, 2023, total expenditures of $1,223,506 and $5,421,035, respectively (three and nine months ended March 31, 2022 - $1,019,294 and $4,441,254, respectively) were capitalized under the project.

Mining Production Contract

On January 11, 2019, New Pacific announced that its 100% owned subsidiary, Minera Alcira S.A. (“Alcira”), entered into an MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in ATEs and cuadriculas owned by COMIBOL adjoining the Silver Sand Project.  The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project.  The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with AJAM. Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

There are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area. The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the Bolivia government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The Carangas Project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the two exploration licenses that cover an area of 6.25 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the Carangas Project. The agreement has a term of 30 years and is renewable for another 15 years.

In 2021, the Company completed an initial discovery drill program of 13,209 m in 35 drill holes. Assay results of all drill holes have been received. Results from the 2021 discovery drill program confirmed the broad silver-rich polymetallic mineralization near surface and intersected a wide zone of gold mineralization below it. For details of the 2021 discovery drill program, please refer to the Company’s news releases dated May 17, 2022, February 23, 2022, and February 10, 2022.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Following the success of the 2021 discovery drill program, the Company completed the 2022 resource definition drill program for a total of 50,368 m in 115 drill holes. Assay results of all 115 drill holes have been received and released to date. The assay results continue to indicate that a thick zone of gold mineralization occurs beneath a shallow silver horizon measuring approximately 1,000 m long, 800 m wide, and up to 200 m thick. The 2022 drill results also indicate the gold system is open to the north and north-east directions with these targets being drill tested as part of the Company’s 2023 drill program. For details of the 2022 drill program, please refer to the Company’s news releases dated April 6, 2023, February 21, 2023, February 1, 2023, January 24, 2023, October 19, 2022, August 8, 2022, and July 13, 2022.

To the date of this MD&A, the Company completed its 2023 drill program at the Carangas Project for a total of 17,650 m in 39 drill holes pending assay results. The results from the 2023 drill program, together with the results from 2021 and 2022 drill programs, will be used for an inaugural MRE to be completed later in 2023.

Project Expenditures

For the three and nine months ended March 31, 2023, total expenditures of $3,341,524 and $9,190,157, respectively (three and nine months ended March 31, 2022 - $1,155,206 and $3,126,314, respectively) were capitalized under the project.

Silverstrike Project

The Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia.  In December 2019, the Company signed a mining association agreement and acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the five ATEs (covering an area of approximately 13 km2) that comprise the Silverstrike Project.

Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.  The agreement has a term of 30 years and is renewable for another 15 years.

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the Silverstrike Project. The results to date identified near surface broad zones of silver mineralization in altered sandstones to the north, with similarities to that at the Silver Sand Project; and in the Silverstrike Project’s central area, a near surface broad silver zone that occurs near the top of a 900 m diameter volcanic dome of ignimbrite (volcaniclastic sediments) units with intrusion of rhyolite dyke swarm and andesite flows; and a broad gold zone occurs half way from the top of the dome.

In 2022, the Company commenced a 6,000 m initial discovery drill program at the Silverstrike Project. As of the date of this MD&A, a total of 3,200 m in 10 drill holes have been completed, of which assay results of the two drill holes have been received. The assay results intersected broad gold mineralization starting near surface. For details of the initial discovery drill program, please refer to the Company’s news releases dated November 1, 2022 and September 12, 2022.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Project Expenditures

For the three and nine months ended March 31, 2023, total expenditures of $200,581 and $1,346,071, respectively (three and nine months ended March 31, 2022 - $30,596 and $41,401, respectively) were capitalized under the project.

Frontier Area – Carangas and Silverstrike Projects

The Carangas Project and the Silverstrike Project are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the “Frontier Area”). Property owners in the Frontier Area are, however, permitted to enter into mining association agreements with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy. While the Company believes the mining association agreements for the Carangas Project and the Silverstrike Project are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company’s Bolivian partners will be successful in obtaining the approval of AJAM to convert the exploration licenses to AMC in the case of the Carangas Project, or that even if approved, that such relationships and structures will not be challenged by other Bolivian organizations or communities.

RZY Project

The Company’s former RZY project (the “RZY Project”), located in Qinghai, China was an early-stage silver-lead-zinc exploration project. The RZY Project was located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During the financial year ended June 30, 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found agreed to surrender its title to the RZY Project to the Qinghai Government for one-time cash compensation of $2.99 million (RMB ¥20 million) (the “RZY Compensation Transaction”).

On June 25, 2022, the Qinghai Government completed its approval process of the RZY Compensation Transaction. As a result, the Company disposed its RZY Project for cash consideration of $2,986,188 (RMB ¥20 million), which was included in the receivables balance as at June 30, 2022 and was received in full during the nine months ended March 31, 2023.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Overall Expenditure Summary

The continuity schedule of mineral property acquisition costs, deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Carangas	RZY Project	Total
Balance, July 1, 2021	$69,245,500	$3,163,304	$255,250	$2,871,368	$75,535,422
Capitalized exploration expenditures
Reporting and assessment	353,109	40	-	-	353,149
Drilling and assaying	4,990,082	1,625	3,752,094	-	8,743,801
Project management and support	1,917,060	45,773	1,020,422	-	2,983,255
Camp service	364,507	61,578	443,810	-	869,895
Geological surveys	-	25,508	-	-	25,508
Permit and license	14,529	7,554	7,812	-	29,895
Disposition	-	-	-	(3,071,240)	(3,071,240)
Foreign currency impact	(316,189)	(36,150)	(18,442)	199,872	(170,909)
Balance, June 30, 2022	$76,568,598	$3,269,232	$5,460,946	$-	$85,298,776
Capitalized exploration expenditures
Reporting and assessment	809,540	-	12,998	-	822,538
Drilling and assaying	1,894,337	977,881	7,494,614	-	10,366,832
Project management and support	2,132,773	197,791	966,757	-	3,297,321
Camp service	388,564	170,399	706,399	-	1,265,362
Permit and license	195,821	-	9,389	-	205,210
Foreign currency impact	(428,829)	(44,559)	(49,433)	-	(522,821)
Balance, March 31, 2023	$81,560,804	$4,570,744	$14,601,670	$-	$100,733,218

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended March 31, 2023 was $2,275,519 or $0.01 per share (three months ended March 31, 2022 – net loss of $1,408,892 or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $2,377,480 compared to $1,524,374 in the comparative quarter; (ii) net income from investments of $119,438 compared to $124,860 in the comparative quarter; and (iii) foreign exchange loss of $18,683 compared to $36,439 in the comparative quarter.

For the nine months ended March 31, 2023, net loss attributable to equity holders of the Company was $6,231,420 or $0.04 per share compared to net loss of $4,083,059 or $0.03 per share for the nine months ended March 31, 2022.

Operating expenses for the three and nine months ended March 31, 2023 were $2,377,480 and $6,364,070, respectively (three and nine months ended March 31, 2022 - $1,524,374 and $4,485,695, respectively). Items included in operating expenses were as follows:

(i)	Project evaluation and corporate development expenses for the three and nine months ended March 31, 2023 of $154,017 and $340,114, respectively (three and nine months ended March 31, 2022 - $240,620 and $490,150, respectively). The Company is focusing on the exploration and development of its existing projects and did not incur significant expenditures in new project evaluation in recent periods.

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

(ii)	Filing and listing fees for the three and nine months ended March 31, 2023 of $59,558 and $264,784 (three and nine months ended March 31, 2022 - $35,462 and $205,575, respectively). Filing fees for the current and comparative periods were normal and incurred in the ordinary course of business.

(iii)	Investor relations expenses for the three and nine months ended March 31, 2023 of $226,827 and $495,176, respectively (three and nine months ended March 31, 2022 - $113,598 and $349,597, respectively). Investor relations expense increased in the current periods as a result of the Company’s participation in more mining conferences and events.

(iv)	Professional fees for the three and nine months ended March 31, 2023 of $116,987 and $287,513, respectively (three and nine months ended March 31, 2022 - $77,974 and $377,264, respectively). Professional fees for the current prior period were normal and incurred in ordinary course of business. Additional professional fees related to the Company’s base shelf prospectus were incurred in the nine months comparative period.

(v)	Salaries and benefits expense for the three and nine months ended March 31, 2023 of $412,395 and $1,171,969 (three and nine months ended March 31, 2022 - $570,857 and $1,428,409, respectively). The decrease of salary and benefits expense in the current periods was a result of the departure of a few employees during early 2022.

(vi)	Office and administration expenses for the three and nine months ended March 31, 2023 of $412,825 and $1,132,622, respectively (three and nine months ended March 31, 2022 - $435,689 and $1,032,940, respectively). Office and administrative expenses for the current and comparative periods were normal and incurred in the ordinary course of business.

(vii)	Share-based compensation for the three and nine months ended March 31, 2023 of $944,406 and $2,515,235 (three and nine months ended March 31, 2022 - $9,133 and $479,272, respectively). The increase in share-based compensation for the current period was a result of recent grants of stock options and restricted share units.

Net income from investments for the three months ended March 31, 2023 was $119,438 (three months ended March 31, 2022 – $124,860) and is comprised of a $11,121 loss on the Company’s equity investments (three months ended March 31, 2022 – gain of $60,323), a $51,038 gain on bonds (three months ended March 31, 2022 – gain of $34,037), and $79,521 interest earned from cash accounts (three months ended March 31, 2022 - $30,500).

For the nine months ended March 31, 2023, income from investments was $161,219 (nine months ended March 31, 2022 – $208,412).

Foreign exchange loss for the three months ended March 31, 2023 was $18,683 (three months ended March 31, 2022 – $36,439). The Company holds a portion of cash and short-term investments in USD to support its operations in Bolivia. Revaluation of these USD-denominated financial assets to their Canadian dollar (“CAD”) functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods. For the three months ended March 31, 2023, the USD depreciated by 0.1% against the CAD (from 1.3544 to 1.3533) while in the comparative period the USD depreciated by 1.4% against the CAD (from 1.2678 to 1.2496).

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

For the nine months ended March 31, 2023, foreign exchange loss was $32,540 (nine months ended March 31, 2022 – gain of $164,405).

Selected Quarterly Information

	For the Quarters Ended
	Mar. 31, 2023	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022
Operating expense	$(2,377,480)	$(1,927,708)	$(2,058,882)	$(2,291,704)
Income (loss) from Investments	119,438	83,455	(41,674)	11,700
Other (loss) income	(18,683)	(28,750)	14,893	(78,786)
Net loss	(2,276,725)	(1,873,003)	(2,085,663)	(2,358,790)
Net loss attributable to equity holders	(2,275,519)	(1,870,718)	(2,085,183)	(2,337,826)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Total current assets	12,020,235	18,538,490	25,537,824	33,188,094
Total non-current assets	107,788,104	102,583,739	96,522,875	90,890,161
Total current liabilities	3,492,542	4,128,183	4,925,522	3,869,300
Total non-current liabilities	-	-	-	-

	For the Quarters Ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Operating expense	$(1,524,374)	$(1,364,790)	$(1,596,531)	$(1,567,955)
Income (loss) from Investments	124,860	131,471	(47,919)	(210,861)
Other (loss) income	(36,439)	(63,527)	264,371	(195,483)
Net loss	(1,435,953)	(1,296,846)	(1,380,079)	(1,974,299)
Net loss attributable to equity holders	(1,408,892)	(1,295,940)	(1,378,227)	(1,972,372)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Total current assets	37,075,018	40,250,158	43,821,937	47,452,145
Total non-current assets	88,171,122	85,318,722	82,251,766	79,366,979
Total current liabilities	2,353,255	2,150,602	2,165,146	1,094,567
Total non-current liabilities	-	-	-	-

Liquidity AND Capital Resources

Cash Flows

Cash used in operating activities for the three months ended March 31, 2023 was $1,254,117 (three months ended March 31, 2022 –$1,012,203). Cash flow from operating activities are mainly driven by the Company’s operating expenses discussed in the previous sections.

For the nine months ended March 31, 2023, cash used in operating activities was $4,363,697 (nine months ended March 31, 2022 - $2,742,192).

Cash used in investing activities for the three months ended March 31, 2023 was $5,701,365 (three months ended March 31, 2022 – $2,820,532). Cash flows from investing activities were mainly impacted by: (i) capital expenditures for mineral properties and equipment of $5,218,184 on the exploration projects in Bolivia compared to $2,556,606 in the comparative quarter; and (ii) value-added tax of $483,181 paid in Bolivia in the current period compared to $265,734 paid in the comparative quarter.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

For the nine months ended March 31, 2023, cash used in investing activities was $13,555,514 (nine months ended March 31, 2022 – $8,890,173).

Cash provided by financing activities for the three months ended March 31, 2023 was $244,471 (three months ended March 31, 2022 – $377,310) comprised of $24,029 (three months ended March 31, 2022 - $377,310) proceeds from stock option exercises and $220,442 (three months ended March 31, 2022 – nil) proceeds from private placement.

For the nine months ended March 31, 2023, cash provided by financing activities was $504,988 (nine months ended March 31, 2022 – $1,296,208)

Liquidity and Access to Capital

As of March 31, 2023, the Company had working capital of $8,527,693 (June 30, 2022 – $29,318,794), comprised of cash of $10,624,228 (June 30, 2022 - $29,322,504), short term investments of $210,112 (June 30, 2022 - $192,398), and other current assets of $1,185,895 (June 30, 2022 - $3,673,192) offset by current liabilities of $3,492,542 (June 30, 2022 - $3,869,300). Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Use of Proceeds of Prior Financings

The Company has fully utilized the net proceeds raised from all prior financings.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2023 and June 30, 2022 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$10,624,228	$-	$-	$10,624,228
Short-term investments	210,112	-	-	210,112
Equity investments	288,591	-	-	288,591

	Fair value as at June 30, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,322,504	$-	$-	$29,322,504
Short-term investments	192,398	-	-	192,398
Equity investments	496,741	-	-	496,741

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2023 and June 30, 2022, respectively.

There were no transfers into or out of Level 3 during the three and nine months ended March 31, 2023.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at March 31, 2023, the Company had a working capital position of $8,527,693 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	March 31, 2023		June 30, 2022
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$3,430,832	$3,430,832	$3,492,269
Due to a related party	61,710	61,710	377,031
	$3,492,542	$3,492,542	$3,869,300

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	March 31, 2023	June 30, 2022
United States dollars	$530,037	$468,714
Bolivianos	1,079,305	886,188
Total	$1,609,342	$1,354,902

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$146,486	$-
Bolivianos	1,267,667	1,619,261
Total	$1,414,153	$1,619,261

As at March 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $3,800.

As at March 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $1,900.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2023. The Company, from time to time, also owns guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at March 31, 2023, the Company had a receivables balance of $360,768 (June 30, 2022 - $3,193,926). There were no material amounts in receivables which were past due on March 31, 2023 (June 30, 2022 - $nil).

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at March 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $30,000.

Related party transactions

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	March 31, 2023	June 30, 2022
Silvercorp Metals Inc.	$61,710	$377,031

(a) Silvercorp Metals Inc. (“Silvercorp”) has one director (Dr. Rui Feng) and one officer (Dr. Rui Feng as CEO) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Expenses in office and administration rendered and incurred by Silvercorp on behalf of the Company for the three and nine months ended March 31, 2023 were $192,028 and $673,626, respectively (three and nine months ended March 31, 2022 - $174,606 and $534,950, respectively).

During the year ended June 30, 2022, the Company’s subsidiary Qinghai Found borrowed $283,688 (RMB ¥1.9 million) from one of Silvercorp’s subsidiary in China to facilitate the closure of the RZY Compensation Transaction. During the nine months ended March 31, 2023, the loan plus interest of $23,422 were repaid in full.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

(b)	Compensation of key management personnel

The remuneration of directors and other key management personnel for the three and nine months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
Director’s cash compensation	$14,779	$16,748	$44,820	$68,985
Director’s share-based compensation	172,042	139,040	602,802	317,809
Key management’s cash compensation	240,462	353,050	590,730	847,470
Key management’s share-based compensation	595,077	224,390	1,643,103	365,749
	$1,022,360	733,228	$2,881,455	1,600,013

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financial arrangements.

Proposed Transactions

As at the date of this MD&A, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board.

Critical accounting policies and estimates

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2022.

Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

●	Authorized – unlimited number of common shares without par value.

●	Issued and outstanding – 157,303,839 common shares with a recorded value of $155.3 million.

●	Shares subject to escrow or pooling agreements – nil.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

(b)	Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price CAD$	Expiry Date
874,167	2.15	February 22, 2024
813,000	3.33	February 4, 2027
56,000	3.89	February 22, 2027
1,499,000	4.00	June 6, 2027
1,006,000	3.42	January 19, 2028
120,000	3.67	January 24, 2028
50,000	3.92	April 13, 2028
4,418,167	$3.37

(c)	Restricted Share Units (“RSUs”)

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Weighted average grant date closing price per share (CAD$)
2,154,578	$3.81

Risk Factors

The Company is subject to many risks which are outlined in this MD&A, the AIF and other public filings which are available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, please refer to the “Financial Instruments” section of this MD&A for an analysis of financial risk factors.

COVID-19

The current outbreak of the COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. COVID-19 and its variants have spread to regions where the Company has operations and offices. Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia in 2020, delays and/or deferrals of field work including consultant site work and laboratory results and reduced corporate activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company’s operations along with the operations of its suppliers, contractors, service providers and local communities.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

While the COVID-19 pandemic has already had significant, direct impact on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations is highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments’ mandates to curtail the spreading of the virus, community and social stabilities and the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effects on the Company’s business and operations.

The Company may experience additional business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and any other such events could have a material adverse impact on the Company’s business, operations and operating results, financial condition and liquidity.

Political and Economic Risks in Bolivia

The Company’s projects are located in Bolivia and, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict any new government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Management’s Discussion and Analysis	Page 17

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Acquisition and Maintenance of Permits and Governmental Approvals

Exploration and development of, and production from, any deposit at the Company’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company’s mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Areas, there is no assurance that the Company’s Bolivian partner will be successful in obtaining approval of AJAM to convert the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

The Company’s current and future operations, including development activities and commencement of production, if warranted, require permits from government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Management’s Discussion and Analysis	Page 18

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions about the Company’s public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the national instrument of the Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that as of March 31, 2023, the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(a)	Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of the Company’s internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	providing reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles;

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Management’s Discussion and Analysis	Page 19

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

Based on this evaluation, management concluded that as of March 31, 2023, the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its audited annual consolidated financial statements for the year ended June 30, 2022.

(b)	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the nine months ended March 31, 2023 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration of the Company, who is a qualified person for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA results are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project’s economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons for the PEA for the purposes of NI 43-101 are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022. The effective date of the MRE is October 31 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

Management’s Discussion and Analysis	Page 20

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2023

(Expressed in US dollars, unless otherwise stated)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “goals”, “forecast”, “budget”, “potential” or variations thereof and other similar words, or statements that certain events or conditions “may”, “could”, “would”, “might”, “will” or “can” occur. Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company’s projects; the results of the PEA; timing of receipt of permits and regulatory approvals; and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements are based on the opinions and estimates of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19; fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in this MD&A, under the heading “Risk Factors”, in the AIF and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the completion of an MRE based on the results of the 2023, 2022 and 2021 drill programs; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this MD&A.

Cautionary note TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the U.S. Securities and Exchange Commission.

Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the AIF, can be obtained under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 21